Exhibit 99.1

 PRESS RELEASE

BROOKFIELD INFRASTRUCTURE CONSORTIUM TO ACQUIRE SOUTH AMERICAN
 NATURAL GAS TRANSMISSION UTILITY

Brookfield, News, September 23, 2016 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) and institutional clients of Brookfield Asset Management (NYSE: BAM; TSX: BAMA.TO), including CIC Capital Corporation, GIC Private Limited and others (the "Consortium"), today announced that they have reached agreement to acquire a 90% controlling stake in Nova Transportadora do Sudeste S.A. ("NTS" or the "Company"), a system of natural gas transmission assets in the southeast of Brazil currently owned by Petróleo Brasileiro S.A. ("Petrobras"), for approximately US$5.2 billion.  Brookfield managed entities will hold a controlling interest in the Consortium.  Brookfield Infrastructure's investment will be a minimum of approximately 20% of the transaction, representing approximately US$825 million of the transaction consideration payable on closing.  The remainder will be owned by institutional partners.  Petrobras, as a 10% owner in NTS, will have customary governance rights commensurate with the size of its interest.

"This is a unique opportunity to invest in a large-scale, high quality utility business and participate over time in Brazil's growing gas industry," said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. "We expect this business will contribute meaningfully to our results going forward by delivering stable, inflation-linked cash flows backed by long-term, fixed-price, off-take agreements. We are very pleased to be significantly expanding our utilities business in a sector and geography that we know well and that we believe will offer opportunities to deploy further capital at attractive risk-adjusted returns."

Investment Highlights

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Well located, energy infrastructure assets.  NTS owns the infrastructure supplying natural gas to Brazil's core industrialized and most populated states, including Rio de Janeiro, São Paulo and Minas Gerais.

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Stable and growing cash flows with no volume risk.  The Company operates a utility-like business under a stable regulatory framework with volumes 100% contracted under long-term "ship-or-pay" gas transportation agreements ("GTAs") with full inflation indexation.

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Unique opportunity to invest and participate in Brazil's growing gas industry.  Brazil's gas market is expected to grow substantially by 2030 with the  development of associated natural gas supplies coming from the Pre-Salt offshore oil fields in Southern Brazil.

Asset Overview

NTS is a 2,048 km pipeline system that provides the transportation network for natural gas in Brazil's most industrialized and populated states in the south-central region of the country.  The majority of the Company's assets were installed in the last ten years, connecting the states of Rio de Janeiro, São Paulo and Minas Gerais with natural gas coming from Bolivia and Brazil's offshore oil and gas fields.  These assets operate under long-term concessions with revenues derived from five "ship-or-pay" GTAs, subject to a regulated utility structure overseen by the national energy regulator.

The GTAs account for 100% of the pipeline capacity and provide the country's main gas supplier, Petrobras, access to end users including local distribution companies, gas fired power generation plants and industrial users.  The weighted average remaining life of the GTAs is 14 years.  In addition, upon expiry of the GTAs, NTS is entitled to continue to earn a return on and return of capital remaining in the business, plus recovery of all operating and maintenance costs until the end of the concessions in 2039 through 2041.

Funding

Under the terms of the transaction, the purchase price is payable in two tranches ‒ an up-front payment of US$4.3 billion due on closing of the transaction, and the balance payable on the fifth anniversary of this closing.

Brookfield Infrastructure will fund its proportionate share of the up-front payment (approximately     US$825 million) from existing liquidity which totalled approximately US$2 billion at June 30, 2016.

As part of the transaction, Brookfield Asset Management has agreed to participate initially for an approximate 30% interest in the Consortium.  Brookfield Asset Management expects to syndicate its holdings prior to closing of the transaction and Brookfield Infrastructure has priority rights to take up a portion of this syndication.

Operations

Initially, the pipelines will be operated by a subsidiary of Petrobras under a multi-year operations and maintenance contract.  Over time, Brookfield Infrastructure will have the flexibility to transition NTS to a fully stand-alone operating business and internalize all management and operating functions, if desired.

Transaction Process

Closing of the transaction remains subject to a number of conditions. These conditions include (among others) the finalization, to the satisfaction of the relevant Petrobras and Consortium parties, of terms and conditions of a number of long-term agreements relating to the ongoing operations of the business. The transaction is also subject to a number of other customary conditions, including regulatory approvals. Closing of the transaction is targeted for December 2016 or as soon as possible thereafter.

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Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with $250 billion of assets under management. For more information, go to www.brookfield.com

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:

Media: Suzanne Fleming Senior Vice President, Branding & Communications Tel: (212) 417-2421 Email: suzanne.fleming@brookfield.com	Investors: Melissa Low Vice President, Investor Relations & Communications Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "would", "future", "growth", "expect",  "believe", "should", "may",  derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements. Forward-looking statements in this news release include statements regarding the expected completion of the transaction described herein and the anticipated timing thereof, the expansion of Brookfield Infrastructure's business, the future performance and operation of the acquired business and growth initiatives relating thereto, growth in Brazil's natural gas market, availability of debt and equity funding and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although Brookfield Infrastructure believes that the forward-looking statements it makes and related information is based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure's businesses and in particular completion of the acquisition referred to in this news release, which cannot be assured, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent), and to integrate acquisitions into existing operations, the future performance of these acquisitions, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under "Risk Factors" in Brookfield Infrastructure's most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.